UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 25 October 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X        Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes              No X

HARMONY GOLD MINING COMPANY LIMITED
Randfontein Office Park
Cnr Main Reef Road and Ward
Avenue, Randfontein 1759

PO Box 2, Randfontein, 1760
Johannesburg South Africa

T
+27 11 411 2000
F
+27 11 411
W
www.harmony.co.za

NYSE and NASDAQ
trading symbol HMY
JSE trading symbol HAR

Directors:
PT Motsepe* (Chairman), GP Briggs (Chief Executive), HO Meyer (Financial Director), F Abbott (Executive
Director), HE Mashego (Executive Director), JA Chissano*
#
, FFT De Buck*, Dr CM Diarra*
##
, KV Dicks*, Dr DS
Lushaba*, CE Markus*, MJ Motloba*, CML Savage*, AJ Wilkens*
*Non-Executive;
#
Mozambican; *
##
US/Mali Citizen

Secretary:     NY Maluleke

Registration Number: 1950/038232/06
25 October 2010

HARMONY GOLD MINING COMPANY LIMITED PUBLISHES ITS ANNUAL REPORTS AND
NOTICE OF ANNUAL GENERAL MEETING
Report, filed the Form 20F with the United States' Securities and Exchange Commision and, published the
Sustainable Development Report, all for the financial year ended 30 June 2010. The Annual Report, together with the notice of the Annual General Meeting was posted to shareholders today.

The 2010 Annual Report incorporates an account of broader social, environmental and economic performance throughout this report. The Sustainable Development Report for 2010, which provides a more detailed account of the environmental, social and governance aspects of Harmony's business, is available online. The Sustainable
Development Report 2010 has been compiled in accordance with the G3 guidelines of the Global Reporting
Initiative (GRI) and in alignment with the principles of integrated reporting as recommended by the King Report on Governance for South Africa and the King Code of Governance Principles (collectively King II). This report on sustainable development may be found at www.harmony.co.za/sd/reports/2010
.

The annual financial statements forming part of the Annual Report contain no material modifications to the results for the year ended 30 June 2010 which were published on 16 August 2010, except for the classification changes listed below. These reclassifications had no impact on the net loss after taxation or on the headline earnings per share previously reported.

Reclassifications effected on the income statement and statement of other comprehensive income and changes in equity for the year ended 30 June 2010: R31 million reclassified from investment income to net gain on financial instruments; R98 million for Repurchase of equity interest reclassified from other comprehensive income to statement of changes in equity.
Reclassification effected on the balance sheet at 30 June 2010: R71 million reclassified from current trade and other receivables to property, plant and equipment.
Reclassification effected on the cash flow statement for the year ended 30 June 2010: R31 million reclassified from interest received to cash generated from operations.

PricewaterhouseCoopers Inc audited the annual financial statements and their unqualified report is available for inspection at the registered office of the company.

The Annual General Meeting of the company will be held at the Johannesburg Country Club, 1 Napier Road,
Auckland Park, Johannesburg, South Africa, on Wednesday, 1 December 2010, at 11:00 (SA time) to transact the business as stated in the notice of the Annual General Meeting.

The reports for 2010, as well as additional detailed information on Harmony, including its regulatory filings, press releases, stock
www.harmony.co.za
.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 25, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director